Exhibit 99.2

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(expressed in thousands of United States dollars)

(Unaudited)

Consolidated Interim Statements of Financial Position (Unaudited; Expressed in thousands of U.S. dollars, except share and per share amounts)

	Notes	June 30, 2023	December 31, 2022

ASSETS

Current

Cash and cash equivalents		$214,344	$299,461

Gold bullion		956	907

Trade and other receivables	14b	38,206	48,526

Inventories	6	33,321	26,633

Prepaid expenses and deposits		4,644	2,674

		291,471	378,201

Non-current

Cash in trust		1,322	1,110

Mining interests, plant and equipment	8	836,613	749,146

Investment in Associates	7	101,257	113,527

Other financial assets	7c	4,249	-

Other long-term assets	14b	111	136

Total assets		$1,235,023	$1,242,120

LIABILITIES AND EQUITY

Current

Accounts payable and accrued liabilities	9	$41,449	$47,282

Income tax payable		-	25,765

Note payable	7b	-	51,504

Current portion of long-term debt	10	32,865	15,524

Current portion of warrant liabilities	13c	7,411	-

Current portion of deferred revenue	12	3,268	1,606

Current portion of provisions	11	1,247	1,153

Current portion of lease obligations		1,708	2,416

		87,948	145,250

Non-current

Long-term debt	10	342,569	362,909

Warrant liabilities	13c	5,046	16,314

Deferred revenue	12	143,508	143,052

Provisions	11	26,700	20,963

Deferred income taxes		54,766	48,255

Lease obligations		3,027	3,710

Other long-term liabilities	13g	780	292

Total liabilities		664,344	740,745

Equity

Share capital	13a	718,209	715,035

Share purchase warrants	13d	9,948	10,183

Contributed surplus		181,153	180,674

Accumulated other comprehensive loss		(120,111)	(183,140)

Retained earnings (deficit)		(218,520)	(221,377)

Total equity		570,679	501,375

Total liabilities and equity		$1,235,023	$1,242,120

Commitments and contingencies	Note 11d, 14c
Subsequent Events	Note 13c,d,e

Approved by the Board of Directors and authorized for issue on August 9, 2023:

(signed) Neil Woodyer Director (signed) David Garofalo Director

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Income (Loss) (Unaudited; Expressed in thousands of U.S. dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,

	Notes	2023	2022	2023	2022

Revenue	15	$ 109,315	$ 101,371	$ 206,222	$ 202,693

Cost of sales	16	(62,947)	(50,191)	(116,652)	(97,144)

Depreciation and depletion		(8,825)	(8,965)	(16,471)	(17,201)

Social contributions		(2,666)	(2,863)	(5,070)	(5,963)

Income from mining operations		34,877	39,352	68,029	82,385

General and administrative costs		(4,140)	(2,662)	(6,375)	(8,802)

Revaluation of investments	7c	(10,023)	-	(10,023)	-

Loss from equity accounting in investees	7	(1,427)	(1,095)	(4,668)	(2,127)

Share-based compensation	13h	(459)	1,148	(1,606)	(60)

Other (income) expense		(35)	-	49	-

Income from operations		18,793	36,743	45,406	71,396

Gain (loss) on financial instruments	18	10,114	25,230	(696)	17,914

Finance income		2,358	1,572	4,531	2,079

Interest and accretion	17	(6,746)	(6,539)	(15,627)	(12,938)

Foreign exchange gain (loss)		(7,236)	1,094	(9,580)	439

Earnings before income tax		17,283	58,100	24,034	78,890

Income tax (expense) recovery

Current		(10,553)	(19,734)	(23,136)	(35,978)

Deferred		1,528	599	1,959	1,291

Net earnings		$ 8,258	$ 38,965	$ 2,857	$ 44,203

Earnings per share – basic	13i	$ 0.06	$ 0.40	$ 0.02	$ 0.45

Weighted average number of outstanding common shares – basic		136,229,686	97,913,264	136,616,968	97,850,225

(Loss) earnings per share - diluted	13i	$ 0.01	$ 0.15	$ 0.01	$ 0.24

Weighted average number of outstanding common shares – diluted		140,289,533	108,125,857	141,236,861	109,022,012

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Comprehensive Income (Unaudited; Expressed in thousands of U.S. dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,

	Notes	2023	2022	2023	2022

Net earnings		$ 8,258	$ 38,965	$ 2,857	$ 44,203

Other comprehensive earnings (loss):

Items that will not be reclassified to profit in subsequent periods:

Unrealized loss on investment in Amilot ($nil tax effect)		-	(6)	-	(4)

Unrealized gain on Convertible Debentures due to change in credit risk ($nil tax effect)	10c	43	181	112	371

Actuarial loss on health plan obligation ($nil tax effect)		-	-	(341)	-

Unrealized gain on Gold Notes due to changes in credit risk (net of tax effect) (1)	10b	1,509	-	3,778	-

Items that may be reclassified to profit in subsequent periods:

Equity accounted investees – share of other comprehensive income (loss)	7	-	(1,789)	64	280

Reclassification of OCI to net earnings due to Denarius dilution and derecognition	7c	1,881	-	2,417	-

Foreign currency translation adjustment (net of tax effect)		43,273	(19,782)	56,999	(8,442)

Other comprehensive earnings (loss)		46,706	(21,396)	63,029	(7,795)

Comprehensive earnings		$ 54,964	$ 17,569	$ 65,886	$ 36,408
(1)	Tax effect for Gold Notes for the three and six months ended June 30, 2023, respectively, were $492 and $1,331 (three and six months ended June 30, 2022 - $nil and $nil).

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Equity (Unaudited; Expressed in thousands of U.S. dollars, except share amounts, except share and per share amounts)

	Share Capital - Common Shares		Share Purchase	Contributed	Accumulated	Retained	Total
Six months ended June 30, 2023	Number	Amount	Warrants	Surplus	OCI	Earnings	Equity

At December 31, 2022	136,057,661	$ 715,035	$ 10,183	$ 180,674	$ (183,140)	$ (221,377)	$ 501,375

Exercise of options (Note 13e)	452,941	1,411	-	(325)	-	-	1,086

Exercise of warrants (Note 13c,d)	507,446	1,763	(235)	-	-	-	1,528

Stock based compensation	-	-	-	804	-	-	804

Comprehensive earnings (loss)	-	-	-	-	63,029	2,857	65,886

At June 30, 2023	137,018,048	$ 718,209	$ 9,948	$ 181,153	$ (120,111)	$ (218,520)	$ 570,679

	Share Capital - Common Shares		Share Purchase	Contributed	Accumulated	Retained	Total
Six months ended June 30, 2022	Number	Amount	Warrants	Surplus	OCI	Earnings	equity

At December 31, 2021	98,000,774	$ 626,042	$ 10,252	$ 177,315	$ (122,696)	$ (212,387)	$ 478,526

Exercise of options (Note 13e)	194,999	496	-	(100)	-	-	396

Exercise of warrants (Note 13c,d)	279,799	1,252	(69)	-	-	-	1,183

Stock based compensation	-	-	-	901	-	-	901

Repurchase of shares	(845,901)	(3,093)	-	-	-	-	(3,093)

Dividends declared	-	-	-	-	-	(6,928)	(6,928)

Comprehensive earnings (loss)	-	-	-	-	(7,795)	44,203	36,408

At June 30, 2022	97,629,671	$ 624,697	$ 10,183	$ 178,116	$ (130,491)	$ (175,112)	$ 507,393

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Cash Flows (Unaudited; Expressed in thousands of U.S. dollars, except share and per share amounts)

		Six months ended June 30,

	Notes	2023	2022

Operating Activities

Net income		$2,857	$44,203

Adjusted for the following items:

Depreciation		17,443	17,498

Loss from Investments in Associates	7	4,668	2,127

Share-based compensation	13h	1,606	60

Interest and accretion	17	15,627	12,938

Derecognition of Investment in Associate	7c	10,023	-

Loss (gain) on financial instruments	18	696	(18,452)

Gain on gold in trust		(49)	-

Amortization of deferred revenue	12a	(1,702)	-

Unrealized foreign exchange loss		8,125	(560)

Change in provisions		370	34

Deferred and current income tax expense		21,177	34,687

Payment of PSUs	13g	(46)	-

Settlement of provisions	11	(390)	(344)

Increase in cash in trust for health obligation		(44)	(13)

Changes in non-cash operating working capital items	19	1,117	9,906

Operating cash flows before taxes		81,478	102,084

Income taxes paid		(52,433)	(46,363)

Net cash provided by operating activities		29,045	55,721

Investing Activities

Additions to mining interests, plant and equipment (net)	8	(42,272)	(55,527)

Acquisition of interest in Soto Norte	7b	(50,000)	-

Contributions to Investments in Associates	7b,c	(3,432)	(2,625)

Capitalized interest paid		(3,221)	-

Increase in cash in trust for Marmato Mine		(77)	-

Aris Gold note redemption payment		-	463

Purchase of Aris debenture		-	(35,000)

Sale of gold bullion		-	2,058

Net cash used in investing activities		(99,002)	(90,631)

Financing Activities

Payment of lease obligations		(1,798)	(1,285)

Interest paid		(14,434)	(10,877)

Repayment of Gold Notes	10b	(3,694)	-

Proceeds from exercise of stock options and warrants		1,995	976

Repurchase of shares under NCIB		-	(3,093)

Payment of dividends on common shares		-	(6,953)

Net cash used in financing activities		(17,931)	(21,232)

Impact of foreign exchange rate changes on cash and equivalents		2,771	(1,922)

Decrease in cash and cash equivalents		(85,117)	(58,064)

Cash and cash equivalents, beginning of period		299,461	323,565

Cash and cash equivalents, end of period		$214,344	$265,501

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	Nature of Operations

Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. On September 26, 2022, Aris Mining completed the acquisition of Aris Mining Holdings Corp. (“Aris Holdings”) (the “Aris Acquisition” or “Transaction”). The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “ARIS”. The Company’s common shares also trade in the United States on the OTCQX under the symbol “TPRFF”.

Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. The Company is also the operator and 20% owner of the Soto Norte Project in Colombia, with an option to increase its ownership to 50%. Aris Mining also owns the Toroparu Project in Guyana and the Juby Project in Ontario, Canada.

2.	Basis of Presentation

These condensed consolidated interim financial statements, as approved by its Board of Directors on August 9, 2023, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures or are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2022 and 2021 (“annual financial statements”), which have been prepared in accordance with IFRS as issued by the IASB.

The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.

3.	Summary of Significant Accounting Policies

Consolidation

These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of June 30, 2023 are as follows:

Entity	Property/ function	Registered	Functional currency (1)

Aris Mining Corporation	Corporate	Canada	USD

Aris Mining Holdings Corp.	Corporate	Canada	USD

Aris Mining Guyana Holdings	Corporate	Canada	USD

Aris Mining Segovia Holdings, S.A.	Corporate	Panama	USD

Aris Mining (Panama) Marmato Inc.	Corporate	Panama	USD

Aris Mining Segovia	Segovia Operations	Colombia	COP

Aris Mining Marmato	Marmato Mine	Colombia	COP

Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP

Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP

Aris Gold Switzerland AG	Soto Norte Interest	Switzerland	USD

ETK Inc.	Toroparu Mine	Guyana	USD

Aris Mining Toroparu Holdings Ltd.	Toroparu Mine	BVI	USD

(1)	“USD” = U.S. dollar; “COP” = Colombian peso.

Page | 7

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with the policies adopted by the Company. The significant accounting policies are the same as those that applied to the annual financial statements for the year ended December 31, 2022.

As disclosed in the annual financial statements, the Company adopted new amendments to IAS 1 and IFRS Practice Statement 2 – Making Materiality Judgements, IAS 8 – Definition of Accounting Estimates and IAS 12 – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction on January 1, 2023 with no impact to the Company.

4.	Significant Accounting Judgments, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the annual financial statements.

5.	Acquisition of Aris Gold

On September 26, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of Aris Gold not already owned by the Company, with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the “Exchange Ratio”). The Company issued 38,420,690 common shares (Note 13b) to the former shareholders of Aris Gold (excluding the Company’s pre-existing holdings). Additionally, the Company adjusted the Aris Gold options, warrants, PSUs and DSUs with equivalent Aris Mining options, warrants, PSUs and DSUs with the number of such securities issuable and exercise prices adjusted by the 0.5 Exchange Ratio.

The Acquisition Date fair value of the consideration transferred consisted of the following:

Purchase Price:

Share consideration	$90,317

Option consideration	2,075

Listed and Unlisted Warrant consideration (“Aris Gold Warrants”)	8,813

PSU and DSU consideration	1,106

Fair-value of interest in Aris Gold immediately prior to acquisition

Share in Aris Gold	73,632

Listed and Unlisted Warrants in Aris Gold	3,511

Convertible Debenture	35,000

Aris Gold gold-linked notes	9,147

Total consideration	$223,601

Purchase price:

Cash and cash equivalents	$95,126

Cash in trust	400

Accounts receivable, prepaid expenses and other	10,356

Inventories	4,845

Mining interests, plant and equipment	255,857

Investment in Associate	101,685

Accounts payable and accrued liabilities	(15,502)

Long-term debt	(68,592)

Reclamation liability	(1,287)

Deferred revenue	(59,596)

Deferred consideration	(49,477)

Deferred tax liability	(49,840)

Other liabilities	(374)

Fair value of net assets acquired	$223,601

Page | 8

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

6.	Inventories

	June 30, 2023	December 31, 2022

Finished goods	$6,914	$5,647

Metal in circuit	624	167

Ore stockpiles	991	2,642

Materials and supplies	24,792	18,177

Total	$33,321	$26,633

During the three and six months ended June 30, 2023, the total cost of inventories recognized in the consolidated statement of income amounted to $62.9 million and $116.7 million, respectively (2022 - $50.2 million and $97.1 million, respectively). As at June 30, 2023, materials and supplies are recorded net of an obsolescence provision of $1.2 million against materials and supplies inventory (2022 - $0.6 million).

7.	Investments in Associates

	Percentage of ownership	Common shares	June 30, 2023	December 31, 2022

Aris Gold (a)	-	-	$-	$-

Soto Norte (b)	20.0%	1,825,721	100,948	100,772

Denarius (c)	-	-	-	12,369

Western Atlas (d)	25.4%	29,910,588	309	381

Amilot	-	-	-	5

Total			$101,257	$113,527

The gain (loss) from equity accounting in associates comprises:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Aris Gold (a)	$-	$(775)	$-	$589

Soto Norte (b)	(834)	-	(2,135)	-

Denarius (c)	(563)	(230)	(2,462)	(2,591)

Western Atlas (d)	(30)	(90)	(72)	(125)

Total	$(1,427)	$(1,095)	$(4,669)	$(2,127)

a) Aris Gold

On September 26, 2022, the Company completed the Transaction whereby the Company acquired the remaining 55.7% of the issued and outstanding shares of Aris Gold which it did not already own. Upon completion of the Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. Refer to Note 5 for further details.

	Common shares	Listed Warrants	Unlisted Warrants	Gold Notes	Convertible Debenture	Total

As of December 31, 2021	$120,362	$5,838	$1,874	$9,793	$-	$137,867

Additions	-	-	-	-	35,000	35,000

Change in FVTPL	-	(3,124)	(1,078)	(115)	-	(4,317)

Principal redeemed	-	-	-	(531)	-	(531)

Gain from equity accounting	(6,093)	-	-	-	-	(6,093)

Equity share of OCI	(9,587)	-	-	-	-	(9,587)

Revaluation of Aris Gold to acquisition price	(31,050)	-	-	-	-	(31,050)

Derecognition of investment included as part of consideration in the Aris Acquisition (Note 5)	(73,632)	(2,714)	(796)	(9,147)	(35,000)	(121,289)

As at December 31, 2022	$-	$-	$-	$-	$-	$-

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Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investments in Associates (cont.)

b) Soto Norte

The Company has a 20% interest in the Soto Norte gold project, with MDC Industry Holding Company LLC (“Mubadala”) holding the remaining 80% interest. The Company is the operator of the joint venture company, and the joint venture partners will share project costs on a pro-rata ownership basis (“Soto Norte Project”).

The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount

Investment in Associate as of December 31, 2021	$-

Acquisition of initial 20% interest in Soto Norte	101,685

Cash contributions to Soto Norte	1,266

Company’s share of the loss from the associate	(2,179)

Investment in Soto Norte as of December 31, 2022	$100,772

Company’s share of the loss from the associate	(2,135)

Cash contributions to Soto Norte	2,311

Investment in Soto Norte as of June 30, 2023	$100,948

Summarized financial information for the Soto Norte Project, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies, is as follows:

Six months ended June 30, 2023	Soto Norte Project 100%

Revenues	$ -

Operating expenses	6,455

Depreciation and depletion	476

Loss before finance expenses and income tax	6,931

Finance expense	1,396

Income tax expense	2,346

Net loss and comprehensive loss of associate	10,673

Company’s equity share of the net comprehensive loss of associate – 20%	$ 2,135

The assets and liabilities of the Soto Norte Project are as follows:

As at June 30, 2023	Soto Norte Project 100%

Current assets	$ 4,099

Non-current assets	672,366

Total	676,465

Current liabilities	$ 2,495

Non-current liabilities	169,229

Total	171,724

Net assets	$ 504,741

Company’s share of the net assets of Soto Norte – 20%	$ 100,948

The Company recognized a note payable related to the deferred $50 million tranche payment due to Mubadala. The note bears interest at 7.5%, due in full on repayment. The note is amortized using the effective interest method, resulting in an effective interest rate of 11.87%. The note was fully repaid on March 21, 2023.

As at December 31, 2022	$51,504

Interest expense	2,246

Repayment	(50,000)

Interests paid	(3,750)

As at June 30, 2023	$-

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Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investments in Associates (cont.)

c) Denarius

During the six months ended June 30, 2023, Denarius Metals Corp. (“Denarius”) completed the following equity offerings:

●

a rights offering whereby the Company participated for less than its pro rata ownership interest and acquired 3,750,000 common shares in Denarius for cash consideration of $1.1 million, decreasing its equity interest in Denarius to approximately 24.9%; and

●	a private placement in which the Company did not participate in, decreasing its equity investment in Denarius to approximately 17.2% as at June 30, 2023 (December 31, 2022 – 31.8%).

As a result of the reduced ownership percentage, the Company concluded that it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from April 4, 2023, being the date of the completion of the private placement and began carrying the investment at fair value through profit or loss. The Company recorded a loss on discontinuation of the equity method of $10.0 million and reclassified the fair value of the Denarius investment of $3.4 million to other financial assets. The loss was calculated as the difference between the fair value of Aris Mining’s retained interest and the carrying amount of the investment in Denarius at the date the equity method was discontinued, including a $1.9 million loss previously recognized in other comprehensive income that was reclassified to profit and loss on discontinuation of the equity method.

The following table summarizes the change in the carrying amount of the Company’s investment in Denarius:

	Common shares	Warrants	Total

As of December 31, 2021	$ 15,740	$5,627	$21,367

Additions	2,625	-	2,625

Change in FVTPL	-	(5,050)	(5,050)

Company’s share of the loss from the associate	(4,443)	-	(4,443)

Equity share of other comprehensive loss	(1,962)	-	(1,962)

Exchange difference	-	(165)	(165)

As of December 31, 2022	$ 11,960	$412	$12,372

Additions	1,122	-	1,122

Company’s share of the loss from the associate	(783)	-	(783)

Equity share of other comprehensive loss	600	-	600

Loss on dilution	(1,680)	-	(1,680)

Derecognition of investment upon discontinuation of the . equity method	(11,219)	(412)	(11,631)

Investment in Denarius as of June 30, 2023	$ -	$-	$-

The Company’s investment in Denarius is carried at $4.2 million at June 30, 2023. During the three and six months ended June 30, 2023, the Company recognized a gain of $0.8 million in gain (loss) on financial instruments related to the change in fair value of the investment in the period (three and six months ended June 30, 2022 - $nil).

d) Western Atlas

The following table summarizes the change in the carrying amount of the Company’s investment in Western Atlas:

	Common shares	Warrants	Total

As of December 31, 2021	$596	$14	$610

Company’s share of the loss from the associate	(215)	-	(215)

Change in FVTPL	-	(14)	(14)

As of December 31, 2022	$381	$-	$381

Company’s share of the loss from the associate	(72)	-	(72)

Investment in Western Atlas as of June 30, 2023	$309	$-	$309

Page | 11

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Mining Interests, Plant & Equipment

		Mineral Properties
		Depletable	Non-Depletable

	Plant and equipment	Operations	Development projects	Exploration projects	Total

Cost

Balance at December 31, 2022	$ 182,566	$292,386	$153,540	$503,759	$1,132,251

Additions	9,972	13,665	10,007	8,996	42,640

Disposals	(697)	-	-	-	(697)

Transfers	105	(105)	-	-	-

Change in decommissioning liability	-	942	-	-	942

Capitalized interest	-	-	7,041	-	7,041

Exchange difference	21,847	53,466	9,413	1,312	86,038

Balance at June 30, 2023	$ 213,793	$360,354	$180,001	$514,067	$1,268,215

Accumulated Depreciation

Balance at December 31, 2022	$ (60,844)	$(142,785)	$-	$(179,476)	$(383,105)

Depreciation	(6,236)	(11,205)	-	-	(17,441)

Disposals	280	-	-	-	280

Exchange difference	(10,084)	(21,252)	-	-	(31,336)

Balance at June 30, 2023	$ (76,884)	$(175,242)	$-	$(179,476)	$(431,602)

Net book value at December 31, 2022	$ 121,722	$149,601	$153,540	$324,283	$749,146

Net book value at June 30, 2023	$ 136,909	$185,112	$180,001	$334,591	$836,613

		Mineral Properties
		Depletable	Non-Depletable

	Plant and equipment	Operations	Development projects	Exploration projects	Total

Cost

Balance at December 31, 2021	$ 140,367	$249,320	$-	$454,321	$844,008

Additions	53,248	33,315	4,641	27,641	118,845

Acquisition of Aris Gold (Note 5)	17,871	64,258	149,936	23,792	255,857

Disposals	(3,500)	-	-	-	(3,500)

Transfers	-	862	-	(862)	-

Change in decommissioning liability	-	645	-	-	645

Capitalized interest	-	47	3,862	-	3,909

Exchange difference	(25,420)	(56,061)	(4,899)	(1,133)	(87,513)

Balance at December 31, 2022	$ 182,566	$292,386	$153,540	$503,759	$1,132,251

Accumulated Depreciation

Balance at December 31, 2021	$ (59,599)	$(149,155)	$-	$(179,476)	$(388,230)

Depreciation	(13,449)	(20,642)	-	-	(34,091)

Disposals	1,273	-	-	-	1,273

Derecognition of assets	(1,311)	-	-	-	(1,311)

Exchange difference	12,242	27,012	-	-	39,254

Balance at December 31, 2022	$ (60,844)	$(142,785)	$-	$(179,476)	$(383,105)

Net book value at December 31, 2021	$ 80,768	$100,165	$-	$274,845	$455,778

Net book value at December 31, 2022	$ 121,722	$149,601	$153,540	$324,283	$749,146

Page | 12

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Mining Interests, Plant & Equipment (cont.)

The capitalized interest is broken down as follows:

	June 30, 2023	December 31, 2022

Capitalized Interest – Gold Notes (Note 10b)	$3,859	$1,991

Capitalized Interest – Deferred Revenue (Note 12)	3,820	1,871

Capitalized Interest – Income	(638)	47

Total	$7,041	$3,909

Plant and equipment as of June 30, 2023 include right of use (“ROU”) assets with a net book value of $4.4 million (December 31, 2022 - $5.4 million).

9.	Accounts Payable and Accrued Liabilities

	June 30, 2023	December 31, 2022

Trade payables related to operating, general and administrative expenses	$20,133	$35,740

Trade payables related to capital expenditures	2,441	2,160

Other provisions	15,885	6,475

Acquisitions of mining interests	1,889	1,609

DSU liability (Note 13f)	1,095	826

Other taxes payable	6	472

Total	$41,449	$47,282

10. Long-term Debt

	June 30, 2023	December 31, 2022

Senior Notes (a)	$299,333	$298,107

Gold Notes (b)	62,454	67,145

Convertible Debentures (c)	13,647	13,182

Total	375,434	378,434

Less: current portion	(32,865)	(15,525)

Non-current portion	$342,569	$362,909

a) Senior Unsecured Notes due 2026 (“Senior Notes”)

The key terms of the Senior Notes are summarized in the annual financial statements.

Amount

Carrying value of the debt as at December 31, 2021	$295,796

Interest expense accrued	20,625

Interest expense paid	(20,625)

Accretion of discount	2,311

Carrying value of debt as at December 31, 2022	$298,107

Interest expense accrued	10,313

Interest expense paid	(10,313)

Accretion of discount (Note 17)	1,226

As at June 30, 2023	299,333

Less: current portion, represented by accrued interest	(8,135)

Non-current portion as at June 30, 2023	$291,198

Page | 13

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10.	Long-term Debt (cont.)

b) Gold Notes

The key terms of the Gold Notes are summarized in the annual financial statements. The amount of trading in the Gold Notes is not considered to constitute an active market, and therefore the fair value of the Gold Notes has been determined based on a valuation model using Level 2 inputs, including gold price volatility, forward gold prices, credit spread and forward yield curves.

	Number of Gold Notes	Amount

Acquisition of Aris Gold’s gold-linked note liability	67,926,572	$68,592

Repayments	(1,920,226)	(1,847)

Change in fair value through profit and loss	-	(910)

Change in fair value through other comprehensive income due to changes in credit risk	-	1,310

Fair value allocated to Gold Notes as at December 31, 2022	66,006,346	$67,145

Repayments	(3,694,257)	(3,694)

Change in fair value through profit and loss (Note 18)	-	4,112

Change in fair value through other comprehensive income due to changes in credit risk	-	(5,109)

As at June 30, 2023	62,312,089	62,454

Less: current portion	(11,083,134)	(11,083)

Non-current portion as at June 30, 2023	51,228,955	$51,371

Payments made to Gold Note holders are as follows:

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Repayments	$1,847	$1,293	$3,694	$2,586

Gold premiums	818	380	1,387	569

Interest payment	1,191	1,313	2,472	2,650

As at June 30, 2023, there were 500 ounces of gold held in Gold in Trust with a carrying amount of $1.0 million. (December 31, 2022 - 500 ounces; $0.9 million).

c) Convertible Debentures

	Number of Debentures	Amount

As at December 31, 2021	18,000	$19,466

Change in fair value through profit and loss	-	(4,552)

Change in FVOCI due to changes in credit risk	-	(546)

Exchange difference	-	(1,186)

As at December 31, 2022	18,000	$13,182

Change in fair value through profit and loss (Note 18)	-	577

Change in FVOCI due to changes in credit risk	-	(112)

Current portion as at June 30, 2023	18,000	$13,647

The key terms of the Convertible Debentures are summarized in the annual financial statements. The Convertible Debentures are a financial liability and have been designated at FVTPL. At June 30, 2023, the fair value of the Convertible Debentures has been determined using the binomial pricing model and Level 2 inputs, including share price volatility, risk free interest rate and credit spread.

Page | 14

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Provisions

A summary of changes to the provision is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total

As at December 31, 2022	$9,540	$4,299	$8,277	$22,116

Recognized in period	-	27	-	27

Change in assumptions	942	-	683	1,625

Settlement of provisions	(25)	(79)	(297)	(401)

Accretion expense (Note 17)	335	40	702	1,077

Exchange difference	1,493	636	1,374	3,503

As at June 30, 2023	$12,285	$4,923	$10,739	$27,947

Less: current portion	(616)	(30)	(601)	(1,247)

Non-current portion as at June 30, 2023	$11,669	$4,893	$10,138	$26,700

a)	Reclamation and rehabilitation provision

As of June 30, 2023, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato Upper Mine within its Zona Baja mining license to be COP 24.1 billion (December 31, 2022 - COP 24.1 billion), equivalent to $5.8 million at the June 30, 2023 exchange rate (December 31, 2022 - $5.0 million).

As of June 30, 2023, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 63.7 billion (December 31, 2022 – COP 64.9 billion), equivalent to $15.1 million at the June 30, 2023 exchange rate (December 31, 2022 - $13.5 million).

The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate

Marmato Mine	2023-2042	2.97%	10.43%

Segovia Operations	2023-2030	2.71%	9.83%

b)	Environmental fees

The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins. The local environmental authority in Segovia has issued two resolutions assessing fees totalling COP 34.6 billion ($8.2 million), which the Company is disputing. The Company has a provision in the amount of COP 20.6 billion ($4.9 million) related to the present value of its best estimate of the potential liability for these fees (December 31, 2022 – COP 19.5 billion equivalent to $4.3 million). Refer to the annual financial statements for full details on potential environmental fees.

Page | 15

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Provisions (cont.)

c)	Health plan obligations

The health plan obligation of COP 45.0 billion (approximately $10.7 million) is based on an actuarial report prepared as at December 31, 2022 with an inflation rate of 11.1% and a discount rate of 15.5%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At June 30, 2023, non-current cash in trust includes approximately $0.6 million deposited in a restricted cash account as security against this obligation (December 31, 2022 - $0.6 million).

d)	Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

12.	Deferred Revenue

	June 30, 2023	December 31, 2022

Marmato (a)	$62,776	$60,658

Toroparu (b)	84,000	84,000

Total	$146,776	$144,658

Less: current portion	(3,268)	(1,606)

Non-current portion	$143,508	$143,052

a)	Marmato

As part of the Aris Acquisition, the Company acquired the deferred revenue associated with Aris Gold’s Precious Metals Purchase Agreement (the “Marmato PMPA”) with WPMI. Under the terms of the agreement, the remaining $122 million receivable under the Marmato PMPA will be received in three installments as the development of the Lower Mine progresses. The key terms of the Marmato PMPA are summarized in the annual financial statements.

The contract will be settled by the Company delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the PMPA. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Accretion will be capitalized during the development of the Marmato Lower Mine (Note 8).

Page | 16

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

12.	Deferred Revenue (cont.)

A summary of changes to the deferred revenue balance is as follows:

Total

As at December 31, 2021	$-

Acquisition of Aris Gold’s deferred revenue liability	59,596

Recognition of revenue on ounces delivered	(828)

Accretion	1,890

As at December 31, 2022	$60,658

Recognition of revenue on ounces delivered	(1,696)

Cumulative catch-up adjustment	(6)

Accretion (Note 8)	3,820

As at June 30, 2023	$62,776

Less: current portion	(3,268)

Non-current portion as at June 30, 2023	$59,508

The following are the key inputs for the Marmato PMPA contract as of June 30, 2023:

Key inputs in the estimate	June 30, 2023	December 31, 2022

Estimated financing rate	12.50%	12.50%

Long-term gold price	$1,697 - $1,911	$1,700-$1,750

Long-term silver price	$22.22 - $23.91	$20.51-$22.50

Construction milestone timelines	2023 - 2024	2023-2024

b)	Toroparu

The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. The key terms of the Toroparu PMPA are summarized in the annual financial statements. The Company recorded deferred revenue of $84.0 million, all non-current, at the acquisition date which represents the net present value of the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton.

13.	Share Capital

a)	Authorized

Unlimited number of common shares with no par value.

b)	Issued and fully paid

As at June 30, 2023, the Company had 137,018,048 common shares issued and outstanding (December 31, 2022 – 136,057,661 common shares). During the six months ended June 30, 2023, the Company issued a total of 452,941 common shares for the exercise of stock options and 507,446 common shares for the exercise of warrants.

On September 26, 2022 the Company completed the acquisition of Aris Gold (Note 5) through the issuance of 38,420,690 common shares to the former shareholders of Aris Gold.

Page | 17

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

c)	Share Purchase Warrants – liability classified

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the six months ended June 30, 2023:

	Common shares issuable	Amount

2019 PP Unlisted Warrants – exercise price C$5.40, exercisable until Nov 5, 2023

As at December 31, 2021	3,260,870	$3,695

Fair value adjustment	-	(3,336)

Balance at December 31, 2022	3,260,870	$359

Fair value adjustment (Note 18)	-	(333)

Balance at June 30, 2023	3,260,870	$26

2020 PP Unlisted Warrants – exercise price of C$6.50, exercisable until Feb 6, 2023

As at December 31, 2021	7,142,857	$3,060

Fair value adjustment	-	(3,053)

Balance at December 31, 2022	7,142,857	$7

Expired (Note 18)	(7,142,857)	(7)

Balance at June 30, 2023	-	$-

Listed Warrants (1) – exercise price C$2.21, exercisable until April 30, 2024

As at December 31, 2021	10,304,455	$25,440

Exercised	(240,200)	(612)

Fair value adjustment	-	(15,161)

Balance at December 31, 2022	10,064,255	$9,667

Exercised	(381,700)	(599)

Fair value adjustment (Note 18)	-	(1,683)

Balance at June 30, 2023	9,682,555	$7,385

Aris Unlisted Warrants (2) – exercise price C$6.00, exercisable until Dec 19, 2024

As at December 31, 2021	-	$-

Replacement warrants for Aris Acquisition	1,650,000	238

Fair value adjustment	-	350

Balance at December 31, 2022	1,650,000	$588

Fair value adjustment (Note 18)	-	(370)

Balance at June 30, 2023	1,650,000	$218

Aris Listed Warrants (2) – exercise price C$5.50, exercisable until Jul 29, 2025

As at December 31, 2021	-	$-

Replacement warrants for Aris Acquisition	29,084,377	8,573

Fair value adjustment	-	(2,880)

Balance at December 31, 2022	29,084,377	$5,693

Exercised	(25,000)	(21)

Fair value adjustment (Note 18)	-	(844)

Balance at June 30, 2023	29,059,377	$4,828

Balance at December 31, 2022 – total warrant liabilities		$16,314

Balance at June 30, 2023 – total warrant liabilities		$12,457

Less: current portion		(7,411)

Non-current portion as at June 30, 2023		$5,046
(1)	Subsequent to June 30, 2023, 181,200 warrants were exercised with an exercise price of C$2.21.
(2)	Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.

Valuation inputs for Unlisted Warrants

The fair value of the Unlisted Warrants was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	Aris Unlisted Warrants	2019 PP Warrants

Expected volatility	48%	45%

Liquidity discount	16%	16%

Risk-free interest rate	4.58%	4.58%

Expected life of warrants	1.5 years	0.4 years

Expected dividend yield	0%	0%

Page | 18

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

d)	Share Purchase Warrants – equity classified

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated equity classified warrants during the six months ended June 30, 2023:

Common shares issuable

As at December 31, 2021	6,488,712

Exercised/expired in the period (1)	(1,468,807)

As at December 31, 2022	5,019,905

Exercised/expired in the period (2)	(208,155)

Balance at June 30, 2023	4,811,750
(1)	Resulted in the issuance of 46,899 common shares of the Company based on the Exchange Ratio at the Acquisition Date. The exercise price per Gold X Warrant exercised averaged C$3.17.
(2)	The exercise price per Gold X Warrant exercised averaged C$2.37.

The table below summarizes information about the equity classified warrants issued and outstanding as at June 30, 2023:

Expiry	Warrants outstanding	Common shares issuable	Exercise price C$/common shares issuable

July 20, 2023 (1)	2,640,500	1,834,619	4.61

June 12, 2024	1,070,750	743,957	1.90

August 27, 2024	3,214,125	2,233,174	4.03

Balance at June 30, 2023	6,925,375	4,811,750	$ 3.92
(1)	Subsequent to June 30, 2023, 2,640,500 warrants were unexercised and expired on July 20, 2023.

e)	Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the periods ended June 30, 2023 and December 31, 2022 is as follows:

	Options outstanding	Weighted average exercise price (C$)

Balance at December 31, 2021	2,482,332	$ 4.49

Options granted	1,691,000	5.70

Replacement options for Aris Acquisition (Note 5)	3,615,912	4.36

Exercised (1)	(194,999)	2.55

Expired or cancelled	(880,739)	5.01

Balance at December 31, 2022	6,713,506	$ 4.71

Options granted	1,718,779	4.02

Exercised (2)	(452,941)	3.20

Expired or cancelled	(351,015)	5.20

Balance at June 30, 2023 (3)	7,628,329	$ 4.59
(1)	The weighted average share price at the date stock options were exercised was C$5.45.
(2)	The weighted average share price at the date stock options were exercised was C$4.06.
(3)	Subsequent to June 30, 2023, 187,561 stock options were unexercised and cancelled.

Page | 19

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended June 30, 2023 and December 31, 2022, using the Black-Scholes option pricing model, is as follows:

	January 26, 2022	March 23, 2022	April 1, 2022	June 1, 2022	January 12, 2023	May 12, 2023

Total options issued	600,000	702,257	1,091,000	208,115	1,691,964	26,815

Market price of shares at grant date	C$5.45	C$3.80	C$5.84	C$3.72	C$4.03	C$3.40

Exercise price	C$5.45	C$3.80	$5.84	C$3.72	C$4.03	C$3.40

Dividends expected	3.30%	nil	3.29%	nil	nil	nil

Expected volatility	55.33%	45.43%	54.49%	52.22%	58.36%	55.47%

Risk-free interest rate	1.22%	3.74%	2.24%	3.74%	3.67%	3.50%

Expected life of options	4.3 years	2.5 years	2.5 years	2.7 years	3.0 years	3.0 years

Vesting terms	2 years	2 years (1)	1 year	2 years (1)	2 years (1)	2 years (1)
(1)	50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.

The table below summarizes the stock options outstanding and the common shares issuable as at June 30, 2023:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)

01-Apr-24	255,000	255,000	0.8	3.67

01-Apr-25	475,000	475,000	1.8	4.05

02-Jul-25	50,000	50,000	2.0	6.88

01-Apr-26	781,000	781,000	2.8	6.04

26-Jan-27	95,000	47,500	3.6	5.45

01-Apr-27	908,000	898,000	3.8	5.84

12-Feb-24	508,190	508,190	0.6	6.20

06-Apr-24	4,439	4,439	0.8	4.70

01-Mar-25	1,970,000	1,970,000	1.7	4.00

23-Mar-25	599,806	299,906	1.7	3.80

01-Jun-25	208,115	104,058	1.9	3.72

26-Jun-25	55,000	55,000	2.0	5.00

12-Jan-26	1,691,964	-	2.5	4.03

12-May-26	26,815	-	2.9	3.40

Balance at June 30, 2023	7,628,329	5,448,093	2.08	$ 4.59

f)	DSUs

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the six month period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

	Units	Amount

Balance at December 31, 2021	705,880	$ 2,979

Granted and vested during the period	273,630	766

Paid	(879,368)	(2,291)

Replacement DSUs for Aris Acquisition (Note 5)	233,676	549

Share-based compensation expense	-	(1,127)

Exchange difference	-	(50)

Balance at December 31, 2022	333,818	$ 826

Granted and vested during the period	120,885	325

Share-based compensation expense	-	(56)

Balance at June 30, 2023	454,703	$ 1,095

The DSU liability at June 30, 2023 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$3.16 ($2.38) (December 31, 2022 - C$3.40 ($2.51)) per share.

In connection with the Aris Acquisition (Note 5), the Company’s non-executive directors ceased to be directors on September 26, 2022. As a result, their unvested DSUs vested immediately, and the Company paid a total of $2.3 million in cash to the departing directors in settlement of a total of 879,368 DSUs.

Page | 20

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

g)	PSUs

A summary of changes to the PSU liability, included in other long-term liabilities, during the period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

	Units	Amount

Balance at December 31, 2021	378,613	$1,200

Unvested PSUs recognized in the period	191,433	605

Paid	(570,046)	(1,777)

Replacement PSUs for Aris Acquisition (Note 5)	706,286	557

Change in fair value	-	(293)

Balance at December 31, 2022	706,286	$292

Unvested PSUs recognized in the period	774,874	569

Vested PSUs recognized in the period	-	29

Paid	(30,325)	(46)

Change in fair value	-	(64)

Balance at June 30, 2023	1,450,835	$780

In connection with the Aris Acquisition (Note 5), the Company’s former executives ceased to be executives on September 26, 2022. As a result, their unvested PSUs vested immediately, and the Company paid a total of $1.2 million in cash to the departing directors in settlement of a total of 436,197 PSUs.

h)	Share-based compensation expense

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Stock-option expense	$415	$496	$804	$901

DSU expense	(96)	(1,224)	269	(828)

PSU expense	140	(280)	533	221

Total	$459	$(1,008)	$1,606	$294

Less: amount capitalized to E&E assets related to stock options	-	(140)	-	(234)

Total	$459	$(1,148)	$1,606	$60

i)	Earnings (loss) per share

	Three months ended June 30, 2023			Three months ended June 30, 2022

	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share

Basic EPS	136,229,686	$8,258	$0.06	97,913,264	$38,965	$0.40

Effect of dilutive stock-options	-	-		298,232	-

Effect of Convertible Debenture	-	-		3,789,474	(5,211)

Effect of dilutive warrants	4,059,847	(6,744)		6,124,888	(18,052)

Diluted EPS	140,289,533	$1,514	$0.01	108,125,858	$15,702	$0.15

	Six months ended June 30, 2023			Six months ended June 30, 2022

	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share

Basic EPS	136,616,968	$2,857	$0.02	97,850,225	$44,203	$0.45

Effect of dilutive stock-options	28,999	-		395,973	-

Effect of Convertible Debenture	-	-		3,789,474	(4,245)

Effect of dilutive warrants	4,590,893	(1,683)		6,986,340	(14,306)

Diluted EPS	141,236,861	$1,174	$0.01	109,022,012	$25,652	$0.24

Page | 21

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.

The following table lists the number of warrants, stock options and the Convertible Debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the instruments were not vested, the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS in the period ended June 30, 2023.

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Stock options	7,628,329	2,573,000	6,538,593	2,573,000
Convertible Debenture	3,789,474	-	3,789,474	-
Warrants	39,824,871	11,933,044	39,824,871	11,933,044

14.	Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities

●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.

The Senior Unsecured Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Unsecured Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $236.0 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	June 30, 2023		December 31, 2022

	Level 1	Level 2	Level 1	Level 2
Gold Notes (Note 10b)	$-	$62,454	$-	$67,145
Warrant liabilities (Note 13c)	12,213	244	15,360	954
DSU and PSU liabilities (Note 13f, g)	1,095	780	826	293
Investments and other assets (Note 7c)	4,249	-	412	-
Convertible Debentures (Note 10c)	-	13,647	-	13,182
Total	$17,557	$77,125	$16,598	$81,574

Page | 22

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Financial Risk Management (cont.)

At June 30, 2023, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)	Credit risk

	June 30, 2023	December 31, 2022

Trade	$ 339	$13,576

VAT receivable	23,602	30,489

Income tax recoverable	11,542	-

Other, net of allowance for doubtful accounts	2,834	4,597

Total	$ 38,317	$48,662

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing and annual collection process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at June 30, 2023 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds shortly upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter. The majority of trade receivables have been collected subsequent to June 30, 2023.

c)	Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at June 30, 2023. The Company’s undiscounted commitments, including interest, at June 30, 2023 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$41,449	$-	$-	$-	$41,449

Reclamation and closure costs	649	5,454	2,541	15,746	24,390

Lease payments	894	2,414	496	1,166	4,970

Gold Notes	19,408	47,638	26,063	-	93,109

Senior unsecured notes	20,625	41,250	301,982	-	363,857

Convertible Debentures	523	13,083	-	-	13,606

Other contractual commitments	1,500	750	-	55,400	57,650

Total	$85,048	$110,589	$331,082	$72,312	$599,031

Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato and Toroparu Mine is subject to the terms of the PMPA with WPMI. Refer to Note 12 for details on the obligations to WPMI.

Page | 23

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Financial Risk Management (cont.)

d)	Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

●

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).

●

Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s net assets denominated in Canadian dollars, Colombian pesos (in US dollar equivalents) and Guyanese dollar (in US dollar equivalents) as of June 30, 2023 and December 31, 2022, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	June 30, 2023	Impact of a 10% Change	December 31, 2022	Impact of a 10% Change

Canadian Dollars (C$)	(12,406)	(1,129)	(26,383)	(2,638)

Colombian Peso (COP)	20,076	1,824	(19,257)	(1,926)

Guyanese Dollar (GYD)	30	2	(2,498)	(250)

e)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 10b). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes.

Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

●	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
●

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at June 30, 2023 the Company had no outstanding commodity hedging contracts in place.

Page | 24

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Revenue

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Gold in dore	$106,239	$100,151	$198,102	$199,934

Silver in dore	1,285	1,220	2,394	2,759

Metals in concentrate	1,791	-	5,726	-

Total	$109,315	$101,371	$206,222	$202,693

16.	Cost of Sales

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Production costs	$58,332	$46,912	$108,627	$90,636

Royalties	4,615	3,279	8,025	6,508

Total	$62,947	$50,191	$116,652	$97,144

17.	Interest and Accretion

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Interest expense	$5,446	$5,509	$13,133	$10,929

Financing fees	(14)	-	(48)	-

Accretion of Senior Notes (Note 10a)	619	572	1,226	1,133

Accretion of lease obligations	135	121	239	204

Accretion of provisions (Note 11)	560	337	1,077	672

Total	$6,746	$6,539	$15,627	$12,938

18.	Gain (loss) on Financial Instruments

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Financial Assets

Aris Gold Warrants	$-	$22	$-	$(1,846)

Investment in Denarius (Note 7c)	830	-	830	-

Denarius Warrants (Note 7c)	(75)	(3,307)	(76)	(3,307)

Embedded derivative asset in Senior Notes (Note 10a)	-	(63)	-	(996)

Other gain (loss) on financial instruments	-	(1,117)	2	(1,185)

	755	(4,465)	756	(7,334)

Financial Liabilities

Gold Notes (Note 10b)	(1,398)	-	(4,112)	-

Convertible Debentures (Note 10c)	1,138	5,492	(577)	4,811

Unlisted Warrant liability (Note 13c)	798	6,150	340	6,131

Listed Warrant liability (Note 13c)	6,744	18,053	1,683	14,306

Aris Unlisted warrants (Note 13c)	477	-	370	-

Aris Listed warrants (Note 13c)	1,600	-	844	-

	9,359	29,695	(1,452)	25,248

Total	$10,114	$25,230	$(696)	$17,914

19.	Changes in Non-cash Operating Working Capital Items

	Six months ended June 30,

	2023	2022

Accounts receivable	$14,885	$14,535

Inventories	(2,519)	(285)

Prepaid expenses and deposits	(1,639)	(1,321)

Accounts payable and accrued liabilities	(9,610)	(3,023)

Total	$1,117	$9,906

Page | 25

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2023 and 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

20.	Related Party Transactions

Key management personnel compensation

	Three months ended June 30,		Six months ended June 30,

	2023	2022	2023	2022

Short-term employee benefits	$990	$592	$1,982	$1,818

Share-based compensation	162	(1,292)	892	(253)

Total	$1,152	$(700)	$2,874	$1,565

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

21.	Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and Panama as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total

Three months ended June 30, 2023

Revenue	$97,954	$11,361	$-	$-	$-	$109,315

Cost of sales	(51,030)	(11,917)	-	-	-	(62,947)

Segment net income (loss)	18,414	(1,025)	-	(833)	(8,298)	8,258

Capital expenditures	9,897	8,325	3,964	-	-	22,186

Three months ended June 30, 2022

Revenue	$101,371	$-	$-	$-	$-	$101,371

Cost of sales	(50,191)	-	-	-	-	(50,191)

Segment net income (loss)	24,226	-	-	-	14,739	38,965

Capital expenditures	24,346	162	26,274	-	-	50,782

Six months ended June 30, 2023

Revenue	$186,808	$19,414	$-	$-	$-	$206,222

Cost of sales	(95,113)	(21,539)	-	-	-	(116,652)

Segment net income (loss)	37,076	(2,258)	-	(2,134)	(29,827)	2,857

Capital expenditures	19,870	13,455	8,618	-	-	41,943

Six months ended June 30, 2022

Revenue	$202,693	$-	$-	$-	$-	$202,693

Cost of sales	(97,144)	-	-	-	-	(97,144)

Segment net income (loss)	51,373	-	-	-	(7,170)	44,203

Capital expenditures	25,525	162	33,143	-	-	58,830

As at June 30, 2023

Total assets	$249,880	$305,217	$343,074	$100,948	$235,904	$1,235,023

Total liabilities	(57,364)	(123,753)	(87,318)	-	(395,909)	(664,344)

As at Dec 31, 2022

Total assets	$222,356	$248,221	$334,456	$100,772	$336,315	$1,242,120

Total liabilities	(70,116)	(120,725)	(88,749)	(52,006)	(409,149)	(740,745)

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